1985 Games Inc.



ANNUAL REPORT

1319 SE ML King Blvd., Ste. 210

Portland , OR 97214

(503) 358-6552

https://1985games.com/

This Annual Report is dated April 25, 2023.

BUSINESS

1985 Games Inc. ("1985 Games" or the "Company") is a corporation organized under the laws of the state of Delaware that publishes role-playing game accessories. The Company's business model consists of developing and producing innovative products in the tabletop gaming industry and selling direct worldwide to consumers via our e-commerce webstore and through Amazon.com, wholesale to more than 100 local game stores, and at more than 10 conventions per year. 1985 Games products are shipped around the world through our network of fulfillment companies and distributors. Our digital content is presented on multiple online platforms, including AlchemyRPG and Roll 20.

Our extensive product catalog consists of five core lines, four of which address a key community need. The fifth pairs the power of psychology with a resource gamers can never have enough of.

Dungeon Craft: Provides an affordable, dynamic, and time-saving solution to tabletop immersion. Instead of having to hand-draw maps with a marker on a grid, GMs can utilize nigh-endless combinations of double-sided terrain on our illustrated Battle Maps to create responsive, explorable environments.

Deck of Stories: This pocket-sized accessory line prevents the fear of the blank page by providing a complete adventure in just three card flips. With themed booster packs to cater each deck to the end user's home campaign, this system-agnostic line provides customized support for gamers new to the storytelling role and experienced GMs with busy schedules. Additional products in the line round out these story arcs with sensory notes and detailed supporting characters.

Dungeon Notes: These 5E journals offer an affordable way for players and GMs alike to chronicle their adventures. Our Hero's Journals include detailed character sheets, complete with homebrew sections that support the use of third-party content. Our GM journals support game masters throughout the process of building a new campaign world from the ground up on the macro level, as well as the planning of individual game sessions on the micro level.

Counterspell Miniatures: These high-quality resin miniature kits cater to the painting community and add dimensionality to our 2-D terrain environments. Each sculpture includes a detailed backstory for easy use by any GM, along with a stat block digital download that can be easily updated to cater to the most popular system of the day.

Dice: Our Mystery Dice and Mystery Dice Subscription Service are both fun and functional. Each grab bag includes a complete set of polyhedral dice. With over 100 sets in rotation at any given time, customers can easily buy 10 or more sets with no repeats. They also solve a core problem for the non-gaming community by offering an affordable, pre-wrapped gift that works with any d20-based game system. Our most recent product launch has been the Sharp Edge VHS Dice, a high-quality, hand-poured resin dice line packaged in mini VHS cassette cases, designed to harness the 80s nostalgia seen throughout popular culture right now.

Corporate History

1985 Games Inc. was initially organized as 1985 Games LLC, an Oregon limited liability company on 03/20/2019 and converted to a Delaware C Corporation on 11/03/2022. All assets and liabilities of the LLC were transferred to the newly established C Corporation.

Previous Offerings

Previous Offerings

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.
Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 3,160,000
Use of proceeds: The exchange of a 50% membership interest in 1985 Games LLC, an Oregon limited liability company.
Date: November 03, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

For the fiscal year 2022 revenue was $898,734.40. In comparison, revenue for the fiscal year 2021 was $1,529915. The late delivery of our third Dungeon Craft Kickstarter from 2021 has kept us from receiving deferred revenue of $215,544.00. Additionally, this kept us from being able to launch any other large-scale projects in 2022. Revenue was also affected by challenges due to changes in social media advertising and dipping convention sales. Between our various sales platforms, our 2022 revenue was primarily driven by US-based direct-to-consumer sales.

Cost of Revenue

The cost of sales for the fiscal year 2022 was $250,794. In comparison, the cost of sales for the fiscal year 2021 was $687,327. Amazon fees grew as sales more than doubled. Freight and other costs remained above pre-pandemic levels.

Gross Margins

Gross margins for the fiscal year 2022 were $647,940. In comparison, gross margins for the fiscal year 2021 were $842,588. Gross profit declined due to a lack of Kickstarter events. Specifically, a decrease in higher-margin direct-to-consumer sales and an increase in lower-margin international sales resulted in a gross profit decrease.

Expenses

Expenses for the fiscal year 2022 were $849,570 In comparison, expenses for the fiscal year 2021 were $823,493. Advertising and marketing resulted in lower returns due to changes in social media advertising.

Historical results and cash flows

1985 Games is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of past sales. Past cash was primarily generated through sales. Our goal is to grow to $5 million in sales by 2025.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $138,543.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: PayPal Business Loan
Amount Owed: $115,145
Interest Rate: 10.0%
Maturity Date: September 6, 2023

Creditor: SBA Economic Injury Disaster Loan
Amount Owed: $385,500.00
Interest Rate: 3.75%
Maturity Date: January 21, 2051

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lenny Gotter
Lenny Gotter's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President, CEO, Treasurer and Director
Dates of Service: March, 2019 - Present
Responsibilities: Day to Day management of the company, overseeing all company activities as well as executive functions

Other business experience in the past three years:
Employer: Lenny Gotter Consultation
Title: President
Dates of Service: January, 2015 - Present
Responsibilities: Advise clients on building a successful business in the spirts or related industries, with services ranging from insight generation, strategic review and definition, positioning & brand storytelling, innovation & commercialization, investor relations & presentations, fundraising, and acquisitions. Increase tasting room and sales reps conversions

through training and scripting. Connect small companies with quality acquisition partners.

Name: Jeremiah Crofton
Jeremiah Crofton's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Creative Director, Secretary, and Director
Dates of Service: August, 2018 - Present
Responsibilities: As the founder and creative director of 1985 Games, Jeremiah oversees the creation and production of all our products. Jeremiah is at the forefront of product development as well as in direct contact with manufacturers to bring a product to market.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Jeremiah Crofton
Amount and nature of Beneficial ownership: 1,580,000
Percent of class: 50.0

Title of class: Common Stock
Stockholder Name: Lenny Gotter
Amount and nature of Beneficial ownership: 1,580,000
Percent of class: 50.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Common Stock.
Common Stock
The amount of security authorized is 10,000,000 with a total of 3,160,000 outstanding.
Voting Rights
1:1 per share
Material Rights
There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock of the company should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The company determined its pre-money valuation based on analysis of multiple factors. First, we employed a model used by global strategics groups who acquire new brands instead of innovating them. The transferability of the Securities you are buying is limited Any of the common stock of the company purchased

through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a

controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely

our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

1985 Games Inc.

By   /s/ *Lenny Gotter*

Name: 1985 Games, Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

1985 GAMES LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
1985 Games LLC
Portland, Oregon

We have reviewed the accompanying financial statements of 1985 Games LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 20, 2023
Los Angeles, California

1985 GAMES LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	138,543	$	219,624
Accounts Receivable, net		1011		591
Inventory		30,639		75,121
Prepaids and Other Current Assets		1,242		2,864
Total current assets		**171,435**		**298,200**
Property and Equipment, net		3,144		3,144
Total assets	$	**174,597**	$	**301,344**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	4896	$	435
Credit Cards		17,039		4,187
Current Portion of Loans and Notes		115,145		28,823
Deferred Revenue		215,644		235,580
Other Current Liabilities		11,801		3,025
Total current liabilities		**364,525**		**272,050**
Promissory Notes and Loans		385,500		385,500
Total liabilities		**750,025**		**657,550**
MEMBERS' EQUITY				
Members' Equity		(575,428)		(356,205)
Total Members' Equity		**(575,428)**		**(356,205)**
Total Liabilities and Members' Equity	$	**174,597**	$	**301,344**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	898,734	$	1,529,915
Cost of Goods Sold		250,794		687,327
Gross profit		647,940		842,588
Operating expenses				
General and Administrative		522,229		443,313
Research and Development		9,303		19,345
Sales and Marketing		318,038		360,835
Total operating expenses		849,570		823,493
Operating Income/(Loss)		(201,630)		19,095
Interest Expense		19,367		16,619
Other Loss/(Income)		(1774)		(77,382)
Income/(Loss) before provision for income taxes		-		79,589
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(219,223)	$	79,858

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2020	$ **(436,063)**
Net income/(loss)	(79,858)
Balance—December 31, 2021	$ **(356,205)**
Net income/(loss)	(219,223)
Balance—December 31, 2022	$ **(575,428)**

See accompanying notes to financial statements.

1985 GAMES LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(219,223)	$	79,858
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		786		786
Changes in operating assets and liabilities:				
Accounts Receivable, net		1,011		2,855
Inventory		30,639		163,011
Prepaids and Other Current Assets		(1,242)		(2864)
Accounts Payable		(4896)		(3,909)
Credit Cards		(17,039)		(8,740)
Deferred Revenue		(215,644)		(487,119)
Other Current Liabilities		11,801		3,025
Net cash provided/(used) by operating activities		**(413,807)**		**(253,098)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(3,930)		(3,930)
Net cash provided/(used) in investing activities		**(3,930)**		**(3,930)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		-		-
Promissory Notes and Loans		389,434		385,500
Net cash provided/(used) by financing activities		**389,434**		**385,500**
Change in cash		(80,081)		132,406
Cash—beginning of year		218,624		87,219
Cash—end of year	$	**138,543**	$	**218,624**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	19,367	$	16,619
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

1985 Games LLC was formed on March 20, 2019, in the state of Oregon. The financial statements of 1985 Games LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Portland, Oregon.

Our goal is to create cool and unique accessories that feel like what you've been looking for all along. We focus on designing new accessories that we would be happy to use in our own games, and we hope you'll enjoy them as much as we do. The Company is selling Deck of Stories and Dungeon Craft, which is a series of books filled with cut-out game pieces that let you create an engaging gaming world for your next campaign. Put down your pencil and use the pieces from the book to craft your world in real-time. Our community of gaming and hobby shops is a huge part of our business and so we strive to keep and active relationship with the buyers and store owners that we work with every month. We offer not only our products, but also the tools needed to sell them.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of dock stories and their dungeon craft game.

Cost of sales

Costs of goods sold include the cost of goods sold, shipping, fees, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $318,038 and $360,835, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2023, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 30,639	$ 75,121
Total Inventory	**$ 30,639**	**$ 75,121**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Prepaid expenses	$ 1,242	$ 2,864
Total Prepaids and other current asset	**$ 1,242**	**$ 2,864**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Payroll Liabilities	$ -	561
Sales Tax	23	2,464
Total Other Current Liabilities	**$ 23**	**$ 3,025**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Office Equipment	$ 3,930	$ 3,390
Property and Equipment, at Cost	**3,930**	**3,930**
Accumulated depreciation	(786)	(786)
Property and Equipment, Net	**$ 3,144**	**$ 3,144**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $786 and $786, respectively.

1985 GAMES LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

6.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	Ownership percentage
Lenny Gotter	50.0%
Jeremiah Crofton	50.0%
TOTAL	**100.0%**

7.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 385,500	3.75%		1/13/2021	1/13/2051	$ 13,399	$ 13,399	$ -	$ 385,500	$ 385,500	$13,999	$13,999	$385,500	$	$385,500
PayPal Loan	$150,000	Not set	$ 15,039	9/6/2022	09/06/2023	$ -	$	$ 115,145	$ -	$ 115,145			$28,823	$ -	$28,823 -
Total						$ 13,399	$ 13,399	$ 115,145	$ 385,500	$ 500,645	$ -	$ -	$414,323		$414,323

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 115,145
2024	385,500
2025	-
2026	-
Thereafter	-
Total	**$500,645**

8.   RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On September 1, 2022, the Company entered into a lease agreement with Edy, Morton & Edy LLC to rent office space located in Portland, Oregon. The monthly rent is $2,976 and ends on August 31, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation
2023	$ 23,808
2024	-
2025	-
2026	-
Thereafter	-
Total future minimum operating lease payments	$ 23,808

Rent expenses were in the amount of $34,410 and $29,745 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 20, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Lenny Gotter, Principal Executive Officer of 1985 Games Inc., hereby certify that the financial statements of 1985 Games Inc. included in this Report are true and complete in all material respects.

Lenny Gotter

CEO